EXHIBIT (a)(6)
FORM OF REMINDER OF EXPIRATION DATE
REMINDER
DEADLINE: 11:59 P.M. (PDT) OCTOBER 6, 2006
To all Option Holders Eligible to Participate in the Option Amendment Program:
The Offer to Amend your Eligible Option will expire at 11:59 p.m. (PDT) on October 6, 2006 unless we extend the Offer.
If you decide to accept the Offer with respect to your Eligible Option, you must submit your Letter of Transmittal in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
If you do not want to accept the Offer with respect to your Eligible Option, please disregard this reminder. However, you will have to take other action on your own to bring the portion of your September 17, 2003 option grant that is subject to Section 409A of the Internal Revenue Code into compliance if you are to avoid adverse tax consequences.
This reminder is being distributed to all employees eligible to participate in the Offer. Accordingly you are receiving this notice even if you have previously submitted your Letter of Transmittal.